

Mail Stop 7010

October 18, 2006

Mrs. Gretchen R. Haggerty
Executive Vice President and CFO
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

> **RE:**   **Form 10-K for the fiscal year ended December 31, 2005**
> **Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006**
> **File No. 1-16811**

Dear Mrs. Haggerty:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Environmental

1. You say that you do not possess the detailed information necessary to estimate possible additional losses on a site-by-site basis because of the numerous uncertainties inherent in environmental remediation activities. We assume that your counsel separately evaluates each location, making specific judgments about many matters related to these uncertainties (similar to his practice regarding asbestos, a smaller risk contingency). You also state that based on your experience in dealing with remediation activities of this type (presumably the major material sites) you believe that additional liabilities could range in the aggregate up to 100 percent of the accrued liabilities. Explain to us why your counsel is unable to make estimates related to *any other site*, or for example tell us why the range of additional reasonably possible loss is not estimated at $145 million, 100 percent of the entire accrual.

   Notwithstanding the disposition of this issue, as previously requested, you should disclose the range of reasonably possible losses related to these contingencies in your discussion of critical estimates. Companies should provide quantitative information as described in Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

*   *   *   *

   Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

    If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant